

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 29, 2011

Via Facsimile
Philip L. Carter, Chief Executive Officer
Rotech Healthcare Inc.
2600 Technology Drive, Suite 300
Orlando, FL 32804

> **Re: Rotech Healthcare Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 28, 2011**
> **File No. 000-50940**

Dear Mr. Carter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2010

Exhibits

1. We note that Exhibit 10.11 is missing various exhibits, schedules, and/or attachments. Please confirm that you will file Exhibit 10.11 in its entirety with your next periodic report, as required by Item 601(b)(10) of Regulation S-K.

Part III Information Incorporated By Reference in Schedule 14A Filed April 29, 2011

Election of Board of Directors, page 35

2.   Please confirm that in future filings you will briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the Mr. Philip L. Carter should serve as a director for the registrant at the time that the disclosure is made, in light of the registrant's business and structure. Please provide us draft disclosure.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Edwin S. Kim at (202) 551-3297 or David Link at (202) 551-3356 with any questions.

Sincerely,

/s/ David Link for

John Reynolds
Assistant Director